

March 26, 2014

<u>Via E-mail</u>
Ron Miller
President & Chief Executive Officer
Silverton Adventures, Inc.
6283-B South Valley View Boulevard
Las Vegas, Nevada 89118

      Re: Silverton Adventures, Inc.
      Form 10-Q for Quarter Ended September 30, 2013
      Filed on November 22, 2013
      Form 10-Q for Quarter Ended December 31, 2013
      Filed on February 19, 2014
      File No. 001-54097

Dear Mr. Miller:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Lyn Shenk

      Lyn Shenk
      Branch Chief